Hanson McClain Retirement Network, LLC
dba AW Securities
(SEC ID No. 8-52250)

Annual Audit Report

December 31, 2020

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52250

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanson McClain Retirement Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8775 Folsom Blvd., Suite 100
(No. and Street)

Sacramento	California	95826
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Corey Gamble 916-475-1351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Corey Gamble _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanson McClain Retirement Network, LLC _____, as of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CCO

Title



KATIE MUIR
Notary Public - California
Placer County
Commission # 2337403
My Comm. Expires Nov 15, 2024

Katie Muir
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hanson McClain Retirement Network, LLC

December 31, 2020

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

 675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Hanson McClain Retirement Network, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hanson McClain Retirement Network, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Hanson McClain Retirement Network, LLC 's auditor since 2008.

Walnut Creek, California
February 24, 2021

Hanson McClain Retirement Network, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	842,331
Commissions receivable		247,024
Marketing fees receivable		58,935
Prepaid expenses and other assets		46,476
Note receivable		39,760
Total Assets	$	1,234,526

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	23,219
Accrued compensation and benefits		52,279
Due to related parties		3,279
Total Liabilities		78,777
Member's Capital		1,155,749
Total Liabilities and Member's Capital	$	1,234,526

See independent auditor's report and accompanying notes.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statement

December 31, 2020

1. **Organization**

   Hanson McClain Retirement Network, LLC (the "Company"), dba AW Securities was originally formed as a California limited liability company in July 1998. On July 6, 2017, the Company converted from a California limited liability company to a Delaware limited partnership and changed its name from Hanson McClain Retirement Network, LLC to Hanson McClain Retirement Network, LP. On October 27, 2020, the Company converted to Hanson McClain Retirement Network, LLC, a Delaware limited liability company. The Company is owned 100% by Allworth Financial Group, LP ("AFG").

   The Company is registered as a broker-dealer with the Securities and Exchange Commission since July 2000, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides marketing and training support to independent financial advisors. The Company earns revenue related to the sale of mutual funds, variable annuities and earns 401(k) advisory fees.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2020, the Company had no cash equivalents.

   Commissions Receivable
   The Company evaluates its accounts receivable and estimates the provision for doubtful accounts based on historical collection experience, delinquency rates, bankruptcies, and information obtained about and/or provided by the person or entity who owes the Company and other current economic conditions.

   Past due balances over 30 days are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company considers all accounts receivable to be fully collectable, and therefore there is no allowance at December 31, 2020.

   Marketing Fees Receivable
   The Company accrues marketing fees which resulted from trades that occurred in the year ended December 31, 2020 but which were not collected before the end of the year. The Company considers marketing fees receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

   Financial Instruments – Credit Losses
   In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 changes how entities assess and measure credit losses of certain financial instruments, including available-for-sale securities and accounts receivable. The Company adopted the new standard on January 1, 2020. The adoption of the standard did not have a material impact on the Company's financial statements.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statement

December 31, 2020

2. **Significant Accounting Policies (Continued)**

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such assets and liabilities. The Company has no financial instruments required to be reported at fair value on a recurring basis.

   Income Taxes
   The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income tax, the Company passes 100% of its taxable income and expenses to is sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2016.

3. **Risk Concentration**

   At December 31, 2020, the Company held cash deposits at a financial institution which were in excess of applicable federal insurance limits by $592,409.

4. **Postretirement Plan**

   The Company maintains a pension plan consistent with provisions under section 401(k) of the Internal Revenue Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages.

5. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined in Rule 15c13-1. At December 31, 2020, the Company's net capital was $1,010,578 which exceeded the requirement by $960,578.

6. **Related Party Transactions**

   Under an overhead sharing agreement, AFG, the Company and the Company's related party by common ownership, Allworth Financial, LP ("AWF"), share certain administrative services, primarily, human resource management and accounting services. In addition, the Company reimburses related party and is reimbursed by related party for various payments made to vendors by one related party on behalf of the other. At December 31, 2020, $3,279 was the payable to AWF for these services and reimbursements.

   The Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

Hanson McClain Retirement Network, LLC

Notes to the Financial Statement

December 31, 2020

7. **Revenue from Contracts with Customers**

    Contract Costs
    The Company records commissions and related clearing expenses on the trade date under ASU No. 2014-09. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

    Contract Balances
    The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Company has receivables related to revenue from contracts with customers of $329,574 at January 1, 2020 and $305,959 at December 31, 2020. The Company had no deferred revenue as of December 31, 2020 and January 1, 2020.

8. **Note Receivable**

    On April 15, 2019, the Company entered into a note receivable upon the termination of a joint marketing agreement with a former marketing partner. The terms of the agreement require the marketing partner to pay the Company $54,670 (the "Tail"), payable in 22 equal quarterly payments of $2,485 each until the Tail is paid in full. The note receivable balance was $39,760 at December 31, 2020.

    Future principal receivable under the note:

Year	Amount
2021	9,940
2022	9,940
2023	9,940
2024	9,940
Total	$39,760

9. **Risks and Uncertainties**

    The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

    At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

10. **Subsequent Events**

    The Company has evaluated subsequent events through February 24, 2021, the date on which the financial statements were issued.